Exhibit 11

ITT EDUCATIONAL SERVICES, INC.
COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
(In thousands, except per share data)

	2003	2002	2001

Net income	$58,858	$43,854	$33,714

Shares:
Weighted average number of shares of common stock outstanding (a)	45,086	45,736	47,208

Shares assumed issued
(less shares assumed purchased for treasury) on stock options (a)	1,194	1,057	1,008

Outstanding shares for diluted earnings per share calculation (a)	46,280	46,793	48,216

Earnings per common share (a):
Basic	$1.31	$0.96	$0.71
Diluted	$1.27	$0.94	$0.70

(a)          Earnings per common share and the number of shares in all prior periods have been restated to reflect the two-for-one stock split declared on May 10, 2002 that became effective June 6, 2002.